EAGLE POINT CREDIT COMPANY



EAGLE POINT CREDIT COMPANY

JULY 2024

Filed pursuant to Rule 497(a)
File No. 333-269139
Rule 482ad

ECC LISTED NYSE

Common Stock Data as of 7/31/24[1]

Total Net Asset Value (est.)	$901.5 million
Net Asset Value per share (est.)	$8.73 – 8.83
Closing Price per share	$9.95
Premium / Discount[2]	13.33%
Total Market Capitalization[3]	$1,338.0 million

NYSE Symbols

Common Stock	ECC
Series C 6.50% Preferred Stock Due 2031	ECCC
Series D 6.75% Preferred Stock	ECC PRD
Series F 8.00% Preferred Stock Due 2029	ECCF
Series 2028 6.6875% Notes	ECCX
Series 2031 6.75% Notes	ECCW
Series 2029 5.375% Notes	ECCV

Net Performance versus Selected Indices[4]

			Annualized Total Return				Cumulative
	July 2024	YTD	1 year	3 year	5 Year	Since Inception	Since Inception
ECC	**0.68%**	**17.63%**	**17.40%**	**10.67%**	**6.42%**	**8.76%**	**128.24%**
CS Leveraged Loan Index	0.73%	5.21%	10.42%	6.22%	5.35%	4.79%	58.31%
ICE BofA US High Yield Index	1.96%	4.63%	11.03%	2.19%	4.03%	4.63%	56.02%
S&P BDC Index	0.52%	11.12%	18.87%	11.15%	11.27%	8.47%	122.30%

Performance, which is as of July 31, 2024, represents past performance. **Past performance is not indicative of, or a guarantee of, future performance.** Total return is based on ECC's closing stock price during the applicable period and assumes that any dividends or distributions are reinvested on the applicable payment dates at prices obtained by the Company's dividend reinvestment plan. Future results may vary and may be higher or lower than the data shown. ECC's inception date is October 7, 2014.

Summary of Underlying Portfolio Characteristics[5]

Number of Unique Underlying Loan Obligors	1,796
Largest Exposure to an Individual Obligor	0.61%
Average Individual Loan Obligor Exposure	0.06%
Top 10 Loan Obligors Exposure	4.90%
Currency: USD Exposure	99.44%
Aggregate Indirect Exposure to Senior Secured Loans[6]	96.22%
Weighted Average Junior OC Cushion	4.34%
Weighted Average Market Value of Loan Collateral	96.84%
Weighted Average Stated Loan Spread	3.59%
Weighted Average Loan Rating[7]	B+/B
Weighted Average Loan Maturity	4.6 years
Weighted Average Remaining CLO Reinvestment Period	2.7 years

Summary of Portfolio of Investments and Cash[1]


CLO Debt 13.9%
Loan Accumulation Facilities 1.4%
Regulatory Capital Relief 3.0%
Other 6.6%
Cash 6.5%
CLO Equity 68.6%

Top 10 Underlying Obligors[5]

Obligor	% Total
Asurion	0.6%
Ineos	0.6%
Transdigm	0.5%
Virgin Media	0.5%
Numericable	0.5%
Tibco Software	0.5%
Caesars Entertainment	0.5%
Calpine Construction	0.4%
Howden	0.4%
Worldpay	0.4%
Total	**4.9%**

Top 10 Industries of Underlying Obligors[5,8]

Industry	% Total
Technology: Software & Services	12.0%
Media	5.3%
Hotels, Restaurants & Leisure	5.2%
Health Care Providers & Services	4.9%
Diversified Financial Services	4.2%
Commercial Services & Supplies	4.0%
Professional Services	4.0%
Insurance	3.7%
Diversified Telecommunication Services	3.7%
Chemicals	3.4%
Total	**50.5%**

Diversification by Geography of Underlying Obligors[5]

Country	% Total
United States	93.0%
Canada	1.7%
United Kingdom	1.6%
Luxembourg	1.2%
Netherlands	1.0%
France	0.5%
Ireland	0.3%
Germany	0.3%
Other	0.4%
Total	**100.0%**

Diversification by Credit Type of Underlying Obligors[5]

Credit Type	% Total
First Lien	96.2%
Senior Unsecured Bond	1.5%
Senior Secured Bond	1.4%
Second Lien	0.9%
Unsecured Loan	0.0%
Total	**100.0%**

Past performance is not indicative of, or a guarantee of, future performance. Please review the important information and notes on pages 2 and 3.

Rating Distribution of Underlying Obligors[5,7]



Maturity Distribution of Underlying Obligors[5]



Price Distribution of Underlying Obligors[5]



Stated Spread Distribution of Underlying Obligors[5]



Notes

Note: Amounts shown in this report are rounded and therefore totals may not foot.

1. The Company determines its net asset value on a quarterly basis. The net asset value and net asset value per share shown herein (A) are unaudited and estimated by management, (B) are shown for informational purposes only, and (C) are as of the date noted above. Estimates with respect to a calendar quarter end are subject to revision when the Company determines its quarterly net asset value. The net asset value of the Company is calculated as the sum of the value of the Company's portfolio, any cash or cash equivalents held by the Company and the Company's other assets less the Company's liabilities. Net asset value per share is determined by dividing the net asset value of the Company by the number of shares of the Company's common stock outstanding as of the date shown above. The summary of portfolio investments and cash shown is based on the estimated market value of the underlying positions and cash net of pending trade settlements as of July 31, 2024. Cash excludes restricted cash.

2. Premium/discount is calculated to the midpoint of management's unaudited and estimated range of the net asset value per share. Premium/discount for periods after July 31, 2024 will vary based on stock price performance and Company performance.

3. Combined market capitalization of ECC, ECCC, ECC PRD, ECCF, ECCV, ECCW, and ECCX as of July 31, 2024 closing price. Market capitalization for periods after July 31, 2024 will vary based on stock price performance. Combined market capitalization includes the Company's 7.00% Series AA Convertible and Perpetual Preferred Stock and 7.00% Series AB Convertible and Perpetual Preferred Stock, which are not listed on an exchange.

4. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. The indices shown herein have not been selected to represent a benchmark for a strategy's performance, but are instead disclosed to allow for comparison of the Company's returns to that of known, recognized and/or similar indices. The Credit Suisse ("CS") Leveraged Loan Index tracks the investable universe of the US-denominated leveraged loan market. The ICE BofA US High Yield Index tracks the performance of high-yield securities traded in the U.S. bond market. The S&P BDC Index is intended to measure the performance of all Business Development Companies (BDCs) that are listed on the NYSE or NASDAQ and satisfy market capitalization and other eligibility requirements. Although ECC is not a BDC, BDCs generally invest in high yielding credit investments, as does ECC. In addition, similar to ECC, BDCs generally elect to be classified as a regulated investment company under the U.S. Internal Revenue Code of 1986, as amended, which generally requires an investment company to distribute its taxable income to shareholders.

5. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity held by the Company as of July 31, 2024 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to July 2024 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, July 2024 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of July 31, 2024 and this data may not be representative of current or future holdings. Information shown is weighted based on the market value of CLO equity investments held by the Company as of July 31, 2024. Overcollateralization ("OC") refers to the fact that the value of the assets (i.e., broadly syndicated US loans) underlying a CLO exceeds the principal due on the liabilities (i.e., CLO debt securities) required to be repaid.

6. We obtain our exposure in underlying senior secured loans indirectly through our CLO equity investments.

7. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO equity investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Such obligors are not shown in the graphs and, accordingly, the sum of the percentages in the graphs may not equal 100%. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com). This data includes underlying portfolio characteristics of the Company's CLO equity portfolio.

8. Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown. As such, the Company's exposure to a particular industry may be higher than that shown if industry categories were available for all underlying obligors. In addition, certain underlying obligors may be re-classified from time to time based on developments in their respective businesses and/or market practices. Accordingly, certain underlying borrowers that are currently, or were previously, summarized as a single borrower in a particular industry may in current or future periods be reflected as multiple borrowers or in a different industry, as applicable.


Important Information

Investors should consider Eagle Point Credit Company Inc.'s (the "Company") investment objectives, risks, charges and expenses carefully before investing in securities of the Company. The Company's prospectus contains this and other important information about the fund. Investors should read the Company's prospectus and Securities and Exchange Commission ("SEC") filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. The investment program of the Company is speculative and entails substantial risk, including the possible loss of principal. There can be no assurance that Company's investment objectives will be achieved. An investment in the Company is not appropriate for all investors and is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss. The Company invests primarily in below investment grade securities, which are commonly referred to as "high yield" securities or "junk" bonds. Investments in below investment grade securities are considered predominantly speculative with respect to the issuer's capacity to pay interest and repay principal when due and such issuers are not perceived as strong financially as those with higher credit ratings. The Company invests a significant portion of its assets in CLO equity securities, which often involve risks that are different from or more acute than risks associated with other types of credit instruments. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss. **Past performance is not indicative of, or a guarantee of, future performance.** The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

From time to time, the Company may have a registration statement relating to one or more of its securities on file with the SEC. Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement is filed with the SEC is effective.

The information and its contents are the property of the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law.

ABOUT EAGLE POINT CREDIT COMPANY

The Company is a publicly-traded, non-diversified, closed-end management investment company. The Company's primary investment objective is to generate high current income with a secondary objective to generate capital appreciation, primarily through investment in equity and junior debt tranches of CLOs. The Company is externally managed and advised by Eagle Point Credit Management LLC. The Company makes a monthly estimate of NAV and certain additional financial information available to investors via our website (www.eaglepointcreditcompany.com). This information includes (1) an estimated range of the Company's NII and realized capital gains or losses per share of common stock for each calendar quarter end, generally made available within the first fifteen days after the applicable calendar month end, (2) an estimated range of the Company's NAV per share of common stock for the prior month end and certain additional portfolio-level information, generally made available within the first fifteen days after the applicable calendar month end, and (3) during the latter part of each month, an updated estimate of NAV, if applicable, and, with respect to each calendar quarter end, an updated estimate of the Company's NII and realized capital gains or losses per share for the applicable quarter, if available.

Eagle Point is a registered trademark of Eagle Point Credit Management LLC.